UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)1

Under the Securities Exchange Act of 1934

CQENS Technologies Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

22411M 108

(CUSIP Number)

Alexander C. Chong

5550 Nicollet Ave

Minneapolis, MN 55419

(612) 812-2037

With copies to:

Nason Yeager Gerson Harris and Fumero, PA

3001 PGA Blvd., Suite 305

Palm Beach Gardens, Florida 33410

Attention: Brian Pearlman, Esq.

(561) 686-3307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22411M 108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alexander C. Chong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,816,216 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,816,216 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,816,216 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.90% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 22411M 108	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No.3 to Schedule 13D filed by the reporting person relates to the common stock, $0.0001 par value of CQENS Technologies Inc. (the “Company”). The principal address of the Company is 5550 Nicollet Avenue, Minneapolis, MN 55419

ITEM 2.	IDENTITY AND BACKGROUND

a.	Alexander C. Chong.

b.	5550 Nicollet Avenue, Minneapolis, MN 55419.

c.	The reporting person is the Chief Executive Officer and Chairman of the Board of Directors of the Company, with principal business address at 5550 Nicollet Avenue, Minneapolis, MN 55419.

d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.	The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

ITEM 4.	PURPOSE OF THE TRANSACTION.

On December 28, 2023, the Reporting Person gifted an aggregate of 35,000 shares of the Company’s common stock through Chinhak LLC, an entity controlled by the Reporting Person to two third parties. In addition, on December 23, 2023 options held by the Reporting Person to purchase up to 300,000 shares of the Company’s common stock exercisable at $1.40 per share expired.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person beneficially owns 19,816,216 shares of the Company’s common stock which is comprised of : (i) 1,745,715 shares of common stock held of record by Chinhak LLC; (ii) 17,420,501 shares of our common stock held of record by Xten Capital Group, formerly Chong Corporation; (iii) 175,000 shares of common stock underlying options with an exercise price of $1.00 per share; (iv) 175,000 shares of common stock underlying options held at an exercise price of $5.31 per share, and (v) 300,000 shares of common stock underlying options held at an exercise price of $12.00 per share. This amounts to approximately 73.90% of the 26,166,595 outstanding shares as of December 28, 2023.

(b) The reporting person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the reporting person.

(c) Except as described in this Schedule 13D under Item 3 above, the reporting person did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 22411M 108	13D	Page 4 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 22411M 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2023	By:	/s/ Alexander C. Chong
Alexander C. Chong

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).